UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Just Cause Apparal, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> South Carolina
>
> ***Date of organization***
> April 27, 2018

Physical address of issuer
106 Jala Lake Drive, Easley, SC 29642

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$417,538.79	$163,758.86
Cash & Cash Equivalents	$357,420.54	$79,423.21
Accounts Receivable	$50,567.90	$79,962.03
Short-term Debt	$89,561.15	$94,374.38
Long-term Debt	$763,343.12	$55,921.67
Revenues/Sales	$828,277.42	$954,179.21
Cost of Goods Sold	$535,531.76	$672,291.18
Taxes Paid	$0.00	$0.00
Net Income	$ -421,328.29	$18,589.39

May 16, 2025

FORM C-AR

Just Cause Apparal, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Just Cause Apparal, Inc., a South Carolina Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://justcauseapparel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 16, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Just Cause Apparal, Inc. (the "Company") is a South Carolina Corporation, formed on April 27, 2018.

The Company is located at 106 Jala Lake Drive, Easley, SC 29642.

The Company's website is https://justcauseapparel.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

At Just Cause Apparel, our mission is to provide high-quality, branded work apparel for all professions from healthcare to hospitality, while making a difference. We support this mission by proudly donating 50% of your group's net profit to the charity of your group's choice, directly connecting your workwear to a positive impact in the community. You also have the ability to choose "Charity with a Cause", an option that will allow the facility to take up to a 4% rebate on the price of the garments if they choose instead of the donating 50% of the net profits to a charity.

RISK FACTORS

Risks Related to the Company's Business and Industry

Need to Raise Additional Capital. The Company may need to raise capital in the future in addition to the capital raised in this offering. It is possible the capital raised in the future may be on terms less favorable to the Company or may be dilutive to current investors in the Company. There is also no guarantee or assurance that the Company will secure the additional capital required to fund the business.
The Company's ability to fund operational and technological development, sales and marketing, personnel hiring, and general corporate purposes depends on the ability to generate cash or raise capital in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond the Company's control.

The Company has broad discretion in how to use the proceeds from this offering. The board of directors and executive officers of the Company (together, the "Company Management") will have considerable discretion in the application of the net proceeds of this offering, and investors will not have the opportunity as part of their investment decision to assess whether the Company is using the proceeds appropriately. The Company intends to use the net proceeds on sales and business development, marketing and digital presence, scalable online tech infrastructure, and operations and logistics. The Company may change its plans for how it will use the proceeds of this offering and may use the proceeds in ways that are not currently contemplated.

Illiquid Investment. There is not now and likely will not ever be a public market for the Notes. Because the Notes has not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes may also adversely affect the price that could be obtained for the Notes in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that he or she is purchasing a Note for their own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the transfer of a Note is also restricted as set forth and described in the convertible note. In addition, if the Notes are converted into Non-Voting Common Stock or other securities, the issuance of the securities will not be, and is not required to be, registered with the SEC under the Securities Act or qualified under applicable state or other securities laws, and accordingly, the securities may not be resold or otherwise transferred unless the transfer is registered under the Securities Act and qualified under applicable state or other securities laws, or unless exemptions from the registration and qualification requirements are available.

Risks Associated with Minority Ownership. Each investor is not a direct owner of the Company, and the purchase of a Note will not grant investors ownership of the Company. The Notes convert into Non Voting Common Stock. Therefore, investors will have no right to control corporate actions, and Company Management will have complete discretion on whether to issue additional Notes, repurchase Notes, control a sale, or engage in transactions with affiliates or related parties. Purchasing a Note will not give investors minority investor rights and an investor should be able to bear a complete loss of their investment.

Risk of Dilution. The Company is not restricted from issuing additional Notes or series of Notes or other instruments of Voting Common Stock, Non-Voting Common Stock or preferred stock. The Company may issue notes or interest in the Company in the future for a variety of purposes including (i) to raise funds for the operations of the Company; (ii) in connection with an incentive plan whereby it may issue notes to employees, consultants and service providers of the Company (the Company currently expects to set aside 10% of its equity for service providers, but that number may grow as the Company scales); (iii) as part of a merger or other transaction involving the Company; or (iv) other reasons as determined by Company Management and as provided for in the bylaws and articles of incorporation (together herein referred to as the "Organizational Documents"). If the Company does raise additional capital in the future, it is likely investor's interests will be diluted.

Risks of Reliance on Financial Projections. Any financial projections included as part of this offering are solely for purposes of illustrating the potential operating results of the Company, and although they are based upon assumptions, estimates and hypotheses which are believed by the Company to be reasonable, these assumptions, estimates and hypotheses are based in part upon facts and events that are extremely difficult to estimate accurately or predict and over which the Company may have little or no control. The estimates represent sales targets that the Company hopes to achieve but cannot and does not represent what will in fact be achieved. No assurance can be given that the Company will achieve revenues or operating results equal or similar to the estimates. Variances in actual results from those projected are inevitable, and such variances could be material. Each prospective investor should carefully review any financial projections, which must be read together with the risk factors, subscription agreement, and the Note.

No Assurance of Confidentiality. As part of the subscription process, investors will provide significant amounts of information about themselves to the Company. Under the terms of the Company's governing documents and applicable laws, such information may be made available to other investors, third parties that have dealings with the Company, and governmental authorities (including by means of securities law-required information statements that are open to public inspection).

NEITHER THE COMPANY NOR ANY DIRECTOR NOR ANY NOTE HOLDER NOR ANY OF THE COMPANY'S PROFESSIONAL ADVISORS OR CONSULTANTS MAKE ANY REPRESENTATION OR WARRANTY AS TO ANY FINANCIAL PROJECTIONS, AND PROSPECTIVE INVESTORS MUST USE EXTREME CAUTION IN EVALUATING AND UTILIZING THE PROJECTIONS SINCE THE PROJECTIONS ARE NOT NECESSARILY INDICATIVE OF THE PERFORMANCE THE COMPANY WILL ACHIEVE.

Risks of Donating 50% of Net Profits. The Company will donate 50% of the net profits from its sales to each Customer to a charity selected by that Customer. This means the Company will have 50% less revenue for use in operating the Company, meeting financial demands of the Company, growing the Company, or otherwise use in ways that would be an option if the Company did not donate to charity. This creates significant risks the Company will not have sufficient cash flow to operate or growth the Company or to maintain its business. Potential investors should carefully consider the risks of investing in a Company that will not have full access to the net profits generated from its sales.

Risks Associated with Advertising and Marketing. The Company will be dependent on successful advertising and marketing to acquire new Customers. Ineffective marketing, advertising and promotional programs could inhibit the Company's ability to acquire Customers and generate revenue. The Company's efforts may not be effective or could require increased expenditures, which could have a material adverse effect on the Company's revenue.

Sufficient Revenue to Pay Principal and Interest on the Notes. The Company's ability to pay accrued interest and to repay principal on the Notes when they become due will depend largely on our ability to generate revenues. While the Company may raise additional capital in the future, there can be no assurance that the proceeds of such offering would be used for repayment of the Notes and there can be no assurances the Company will achieve sufficient revenue to pay the principal and accrued interest on the Notes.

Compliance with Laws and Regulations. The Company will be subject to a variety of securities laws and other types of governmental regulation in the United States and other jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens. While Company Management believes that the Company will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If the Company were subject to such registration requirements, the Company's performance could be materially adversely affected.

In general, Company Management will seek to minimize the degree of governmental regulation and oversight to which Company Management and the Company are subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Advisers Act) that would be available if Company Management and the Company were subject to greater governmental regulation and oversight. In particular, prospective investors are cautioned against assuming the applicability of investor protections generally associated with public offerings of securities.

Regulatory Risks. The Company may be subject to laws and regulations regarding the use of an online platform to sell products. In the event any laws or regulations prevent or make it more difficult for Customers to access and use the Company's platform there could be a material adverse effect on the Company. Additionally, it is possible laws or regulations could require some Customers to purchase products that meet specific requirements and if the products offered on the Company's platform do meet these standards then these laws or regulations could have a material adverse on the Company.

Risks Associated with Development Stage Company. The Company is still in the early developmental stages and will face all the risks and uncertainties associated with attempting to grow the business. A loss of an investor's entire investment is possible. The timing of profit realization is highly uncertain. Losses are likely to occur early in the Company's life and it may take a significant amount of time for the realization of gains.

Development stage companies often experience unexpected problems in the areas of product or service development, manufacturing, marketing, financing, and general management, which, in some cases, cannot be adequately solved. In addition, such companies may require substantial amounts of financing which may not be available through institutional private placements or the public markets. The percentage of development stage companies that survive and prosper is small.

Factors Outside the Control of the Company. The success of the Company will be subject to factors over which the Company will have little or no control, including the availability of subsequent financing, the rapid pace of technological change, market shifts (including the entry of competitors with greater resources or development of competing products, or other changes in the demand for the Company's products and services), and changes in the economy generally. Consequently, investments in private companies are highly speculative. The profitability of the Company may also depend on the ability to develop and protect intellectual property, and there can be no assurances the Company will be successful in securing patent, copyright, or other legal protection (or that such legal protection will be available) for their products, know-how or other intellectual property. Private companies tend to have lower capitalizations and fewer resources and, therefore, often are more vulnerable to financial failure. There can be no assurance any such losses will be offset by gains (if any) realized by the Company.

Changes in Environment. The Company's investment program is intended to extend over a period of years, during which the business, economic, political, regulatory, and technology environments within which the Company operates are expected to undergo substantial changes, some of which may be adverse to the Company. Company Management will have the exclusive right and authority to determine the manner in which the Company will respond to such changes, and investors generally will have no right to withdraw from the Company or to demand any modifications to the Company's operations in consequence thereof.

Prospective investors are particularly cautioned that the investment sourcing, selection, management, and liquidation strategies and procedures exercised in the past by the Company may not be successful, or even practicable, during the Company's term.

Limited Operating History. The Company has a limited operating history. While the Company intends to generate estimated returns commensurate with the risks undertaken, there can be no assurance of success. There can be no assurance that (i) the Company will achieve returns comparable to those achieved in the transactions undertaken previously by the principals or their affiliates; (ii) the Company will achieve its targeted returns; or (iii) an investment in the Company, once made, will be profitable. Historical returns achieved by the Company, or its principals are not predictions of future performance. In addition, there can be no assurance that investments will generate cash flow available for distribution to investors.

Risks of a Unique Business Model. The Company sells its services to large corporation such as health systems, restaurant groups, and retailers that use the Company's platform to make apparel purchasers for its employees (each, a "Customer"). The Company's business model uniquely donates 50% of the net profits from its sales to a charity partner selected by the Customer. The model of not retaining all the net profits and willingly donating 50% of those net profits outside the Company may not be appealing to all investors. This unique model allows the Company to support charities and give its Customer an opportunity to choose charities they would like to support with their business. However, the choice not to maximalize the profits returned to the business may be a model that is not appealing to all investors and investors should carefully consider whether they want to invest in the Company's business model.

Reliance on Company Management. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of Company Management. The loss of any members of Company Management could have a material, adverse effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Additionally, the investors will have no power to prevent any specific person from being so appointed or taking responsibility as a member of Company Management. The investors in the Company will not be permitted to evaluate investment opportunities or relevant business, economic, financial, or other information that will be used by the Company Management in making decisions.

Any prior experience that Company Management may have in making investments of the type expected to be made by the Company was obtained under different market conditions, and there can be no assurance that the Company Management will be able to duplicate prior levels of success or achieve success at all.

Reliance on Third Parties. In addition to the Manufacturers, the Company may require, and rely upon, the services of a variety of third parties, including but not limited to attorneys, accountants, bankers, brokers, custodians, consultants, and other agents. Failure by any of these third parties to perform their duties or otherwise satisfy their obligations to the Company could have a material adverse effect upon the Company. Except as otherwise provided, the fees and costs associated with such third parties will be paid by the Company.

Technology and Cybersecurity Risks. The Company relies on its information technology systems to manage its business data, communications, advertising content, and its Customer platform. Specifically, the Company may collect and retain sensitive customer data such as credit card numbers and personal identifiable information about its Customers. Network and information systems-related events, such as ransomware attacks, computer hackings, cyber threats, security

breaches, viruses or other destructive or disruptive software, process breakdowns, or malicious or other activities, and natural or other disasters could result in a disruption of the Company's services and operations. These events could also result in, without limitation, the improper disclosure of personal data or confidential information, including through third parties that receive any of such information on a confidential basis for business purposes and could be subject to any of these events, or payment of ransom or other amounts to avoid such disclosures and/or restore the Company's systems and services following a cyber or ransomware attack. Any of these events could damage the Company's reputation, require the Company to expend resources to remedy any such breaches, and have a material adverse effect on the Company's business and operations.

Information Technology Risks. The Company depends heavily on the internet, information technology, and other operational systems, whether the Company's or those of others (e.g., custodians, financial intermediaries, and other parties to which we outsource the provision of services or business operations). These systems may fail to operate properly or become disabled as a result of events or circumstances beyond the Company's. Further, despite implementation of a variety of risk management and security measures, our information technology and other systems, and those of others, could be subject to physical or electronic break-ins, unauthorized tampering, or other security breaches, resulting in a failure to maintain the security, availability, integrity, and confidentiality of data assets. Technology failures or cyber security breaches, whether deliberate or unintentional, including those arising from use of third-party service providers, as well as failures or breaches suffered by the issuers of securities in which our strategies invest, could delay or disrupt the Company's ability to do business, cause reputational harm, require additional compliance costs, subject the Company to regulatory inquiries or proceedings and other claims, lead to a loss of clients, or otherwise adversely affect the business.

Highly Competitive Market. The apparel market is highly competitive and dominated by much larger competitors. Competition is generally based upon brand, comfort, fit, style and price. The Company faces competition from other domestic and foreign corporations and manufacturers that market and sell apparel through their own platforms, directly and indirectly competing with the Company. These competitors may be able to offer their products and services at lower prices than the Company and may also have access to greater financing or other resources. If the Company is unable to successfully compete against these competitors then the operations and financial condition of the Company will be materially and adversely affected.

Risks of Maintaining the Company's Platform. The Company uses an online platform where Customers choose the products to purchase. The platform and applications require continual maintenance, upgrading and enhancement to meet operational needs. The Company plans to regularly upgrade and expand the platforms' capabilities. If the Company experiences difficulties with the transition and integration of platform or are unable to implement, maintain or expand the systems properly, the Company

could suffer from, among other things, operational disruptions, regulatory problems, working capital disruptions and increases in administrative expenses.

Risks of Loss of Manufacturers. The Company partners with top professional apparel brands to manufacture and supply Customers with their apparel needs (the "Manufacturers"). The Company's ability to meet the Customers' needs depends on the ability to maintain relationships with Manufacturers and to continue to grow the platform and offer more manufacturer options to Customers. The Company's business, financial conditions, and operations could be adversely affected if any of the Manufacturers experience financial difficulties that they are not able to overcome resulting from worldwide economic conditions, production problems, difficulties in sourcing raw materials, lack of capacity or transportation disruptions, or if for these or other reasons they raise the prices of the raw materials or finished products the Company purchases from them. There could also be a material adverse impact on the Company's business if there is an interruption in the ability of Manufacturers to provide the products ordered by the Customers. The Company could lose customers and suffer materially adverse economic impact if the Manufacturers are not able to effectively provide the products Customers expect from their orders from the Company.

Risks of Forecasting Demand. The Company's success depends on its ability to accurately forecast the demands of Customers and offer the types of Manufacturers on the platform that will meet the needs to Customers. Factors that could affect the Company's ability to accurately forecast demand for products include the ability to anticipate and respond effectively to evolving consumer preferences and trends and to translate these preferences and trends into marketable product offerings, as well as unanticipated changes in general economic conditions or other factors, which result in cancellations of orders or a reduction or increase in the rate of reorders placed by Customers.

Further, the Manufacturers use various avenues and efforts to sell their apparel, which can be affected by manufacturing processes and the seasonality of certain products. The Manufacturers may be adversely affected if the Company fails to accurately forecast Customer demand and it creates supply issues for Manufacturers. These risks could have a material adverse effect on the Company's brand image as well as its operations and financial condition.

Risks from Manufacturers Costs. The Manufacturers may face increasing costs of materials and labor which may affect prices and impact the Company's ability to maintain satisfactory margins. For example, the cost of the cotton and dyes used in the Manufacturers' products and other costs are impacted by inflation and other factors. If, in the future, the Manufacturers incur volatility in the costs for materials and labor that the Company is unable to offset through price adjustments or improved efficiencies, or if competitors' prices result in downward price pressure, then business, results of operations, financial condition and cash flows may be adversely affected. It may be difficult to continue offering Customers pricing options that allow the Company to generate enough net profit to continue operations and maintain the charitable donations.

Risks of Insufficient Cash Flow. The Company relies on cash flows generated from operations to meet the cash requirements of the business. The Company expects to have significant capital requirements and will need debt capital from outside sources in order to efficiently fund the cash flow needs of the business as it grows. There is no guarantee the Company will be able to access reasonably priced credit in the future and, if it is unable to do so, it could have an adverse effect on the results of operations or financial condition.

Exposure to Credit Risks of Customers. Although many of Customers may pay in advance for products using bank ACH or credit cards, in the course of sales to Customers, the Company may encounter difficulty in collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. While the Company will attempt to monitor these situations carefully and attempt to take appropriate measures to collect accounts receivable balances, it may be impossible to avoid accounts receivable write-downs or write-offs of doubtful accounts in the future. Such write-downs or write-offs could negatively affect operating results.

Customers Are Susceptible to Economic Conditions. The Company provides Customers the opportunity to purchase apparel while also donating directly to a charity. This ability to donate to a charity may be viewed as discretionary spending for Customers and if Customers face lower revenue or are dealing with a downturn in economic conditions then they may no longer want to incur the cost of charitable giving. In the face of a difficult economic environment, Customers may choose to purchase products through different platforms that they believe can provide a lower price point.

Exposure to Sales Cycles. The Company expects to experience unpredictable and constant changes to the sales cycles. The sales cycle may be unpredictable due to the review and approval process necessary for Customers to purchase products through the platform or through cycles of various amounts of demand based on seasonal or other factors impacting Customers. The rate that Customers will order products through the platform will likely be highly variable and difficult to predict. As a result of these cycles and unpredictable nature of Customer orders, it may be difficult for the Company to maintain a consistent cash flow and there may be difficulties in predicting future cash flow. Volatility in Customers' purchasing practices and adverse economic conditions could result in not meeting revenue growth objectives and have a material adverse effect on financial condition, operations, or cash flows.

Management of Future Growth. The Company's strategy of development and growth of its platform and services, if it is achieved, may place substantial demands upon Company Management and other resources and may require a substantial amount of working capital, as well as management, operational and other financial resources. Not all of these factors are within the control of the Company.

The Company's ability to manage growth successfully will require it to develop strong operational, management, financial and information systems and controls. No assurances can be given that the Company will experience growth or that, if it does, management will be able to manage growth effectively. In such event, the Company's business, financial condition and results of operations could be materially adversely affected.

Conflicts of Interest. The Company will be subject to various potential conflicts of interest. Company Management or affiliates of Company Management will make investments separate and apart from, or alongside with, the Company. Company Management will be permitted to manage other investment funds and similar vehicles during the Company's term, any of which may compete with the Company for investment opportunities, management time and attention, or otherwise. The Company's governing documents contain certain protections for investors against conflicts of interest faced by the Company Management or its affiliates, but will not purport to do so in a comprehensive manner or to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for investors to subject the behavior of Company Management to close scrutiny.

During the Company's term, many different types of conflicts of interest may arise, all of which are not purported to be included here. Investors ultimately will be heavily dependent upon the good faith of the Company Management.

Risks relating to conflicts of interest are not limited to conflicts affecting the Company Management or the individuals managing the Company. The investors are expected to have widely differing interests on a variety of tax, regulatory, business, investment profile, and other issues. This may, in turn, give rise to a number of risks that investors as a group will not act in a manner consistent with the best interests of the investors as a group or the best interests of the

Company itself. Furthermore, conflicts of interest among the investors likely will make it impracticable for Company Management to manage the affairs of the Company in a manner that is viewed as optimal by all investors. In general, prospective investors should assume that Company Management will not take their unique interests into account when managing the Company's affairs.

Counsel to the Company Does Not Represent the Noteholders. The Company has retained outside counsel in connection with the management and operation of the Company, including, without limitation, the making and holding of investments. Such outside counsel will not represent any investor or prospective investor of the Company, unless the Company and such investor or prospective investor otherwise agree and such investor or prospective investor separately engages outside counsel, in connection with the formation of the Company, the offering of the Notes, the management and operation of the Company or any dispute that may arise between any noteholder, on the one hand, and Company Management, the Company and/or their affiliates on the other hand (the "Company Legal Matters"). Any investor or prospective investor will, if it wishes counsel on any Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. Each investor and prospective investor acknowledges that the Company's outside counsel may represent the Company in connection with the formation of the Company and any and all Company Legal Matters.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

At Just Cause Apparel, our mission is to provide high-quality, branded work apparel for all professions from healthcare to hospitality, while making a difference. We support this mission by proudly donating 50% of your group's net profit to the charity of your group's choice, directly connecting your workwear to a positive impact in the community. You also have the ability to choose "Charity with a Cause", an option that will allow the facility to take up to a 4% rebate on the price of the garments if they choose instead of the donating 50% of the net profits to a charity.

Business Plan

The Company's mission is to provide Customers with the right apparel, for the right job, while also supporting a charity of their choice. The Company works toward their mission by partnering with high-quality apparel brands, allowing the Company's platform to assist the Customer in organizing and purchasing their apparel needs and ultimately donate a portion of the net profits to charity. To continue to support this mission, the Company plans to further develop the robust-go-to-market services platform, continue to business development by using top-tier talent to increase the outreach, marketing, and overall digital presence. These investments developments will help the Company's outreach to more Customers and ultimately a greater support to charitable organizations.

This process begins with the Company partnering with brand-name manufacturers to source the high-quality apparel. In 2021, the Company first began servicing healthcare groups and their apparel needs, but since the Company is servicing and working with apparel lines across multiple industries including healthcare, hospitality, and education. With these relationships, the Company can bring the same high-quality products that potential Customers want, but in a streamlined fashion for the group purchase. What makes the Company unique is that not only does the Company streamline the purchase process, but the Company donates to the Customer's favorite charity simply by purchasing apparel through the platform.

From the customer perspective, this process begins by visiting the platform and by submitting a consultation order online or contacting us directly. This will provide the Company the necessary information to better assist the Customer's needs when purchasing the apparel. From there, the Company prepares a customized, online e-store containing the products and styles based on the request. The Company will then collect the orders together, custom pack the order with the option for to embroider the apparel, and then the Company ships it directly to the Customer, saving on shipping costs. As part of the purchase of apparel, the Company works with each group to identify a charitable organization to receive a donation. A portion of the net profits from each purchase will be donated directly to the charitable organization.

When deciding on a charity, the Company takes the responsibility of verifying and vetting each charitable organization. The Company takes steps to verify that the charity is reputable and engaged in helping as many individuals as possible. With the assistance of charity rating agencies such as Charity Navigator and GuideStar, the Company can verify each charitable organization.

This process is also meant to make repeat purchases seamless. Each customer receives their own microsite that acts as the foundation for their account. The microsite will allow Customers quicker access to their apparel needs while continuing to assist our philanthropic mission. For the larger groups, the Company will serve as consultants to better assist in the repeated purchases.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and Director April 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Scott is an orthopedic surgical oncologist who has over 20 years of clinical experience and a national reputation in medicine. In addition to his role as Chairman for Just Cause Apparel, Scott has been the Vice Chair of Operations at the Department of Orthopedic Surgery at Prisma Health for the last 3 years.

Education

Doctor of Medicine from Yale University Master of Business Administration from Northwestern University's Kellogg School of Management

Name

Marshall Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director April 2018- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marshall Johnson is the owner of Johnson Global Solutions LLC which is a sourcing and solutions firm for the textile industry. Marshall has been the owner since 2001

Education

MBA - University of South Carolina Darla Moore School of Business BA – University of Alabama

Name

Peter Dunphy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director 2018- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Peter's primary role is Director Finance and Administration - Michelin B2B Franchise Networks in Greenville, SC. where he was worked since Jan. 2021.

Education

MBA – Michigan St. University Masters of Science in Strategic Intelligence – National Intelligence University

Name

Karla Bakersmith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO February 2024, CEO May 2025-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Karla is the retired Founder, CEO, and President of Scrubs & Beyond, LLC ("Scrubs & Beyond"). She started the company in 2000 and grew it into one of the largest retailers of medical apparel and accessories in the country. Prior to Karla's retirement in October 2019, Scrubs & Beyond had customer-facing, online presence and over 120 retail stores.

Education

Bachelor of Business Administration - Southeast Missouri State University

Name

Alicia Keely

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Operations July 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Alicia is an operational expert that has worked in healthcare for the past 18 years in various operational capacities. She has served as a program administrator for multiple successful surgical training programs. In additional to work for Just Cause, Alicia has worked as a Medical Residency Coordination for Greenville Health Systems since 2014.

Education

Bachelor of Business Administration with an emphasis in healthcare management – Lander University

Name

Stephanie Harris

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Product Management March 2024- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Stephanie is a customer-centric, process improving, problem solving leader with 20 years of experience in the medical apparel industry. Utilizing technical and operational knowledge, cross-functional collaboration and recognized team building abilities, she specializes in streamlining, reducing costs, and creating cohesive productive teams who meet and exceed goals together. Above all, her passion for improving the customer experience is evident in all she does. Before this role she had previously worked at Scrubs & Beyond, LLC until 2019.

Education

Bachelor of Business Administration – Maryville University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and Director April 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Scott is an orthopedic surgical oncologist who has over 20 years of clinical experience and a national reputation in medicine. In addition to his role as Chairman for Just Cause Apparel, Scott has been the Vice Chair of Operations at the Department of Orthopedic Surgery at Prisma Health for the last 3 years.

Education

Doctor of Medicine from Yale University Master of Business Administration from Northwestern University's Kellogg School of Management

Name

Karla Bakersmith

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO February 2024, CEO May 2025-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Karla is the retired Founder, CEO, and President of Scrubs & Beyond, LLC ("Scrubs & Beyond"). She started the company in 2000 and grew it into one of the largest retailers of medical apparel and accessories in the country. Prior to Karla's retirement in October 2019, Scrubs & Beyond had customer-facing, online presence and over 120 retail stores.

Education

Bachelor of Business Administration - Southeast Missouri State University

Name

Alicia Keely

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Operations July 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Alicia is an operational expert that has worked in healthcare for the past 18 years in various operational capacities. She has served as a program administrator for multiple successful surgical training programs. In additional to work for Just Cause, Alicia has worked as a Medical Residency Coordination for Greenville Health Systems since 2014.

Education

Bachelor of Business Administration with an emphasis in healthcare management – Lander University

Name

Stephanie Harris

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Product Management March 2024- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Stephanie is a customer-centric, process improving, problem solving leader with 20 years of experience in the medical apparel industry. Utilizing technical and operational knowledge, cross-functional collaboration and recognized team building abilities, she specializes in streamlining, reducing costs, and creating cohesive productive teams who meet and exceed goals together. Above all, her passion for improving the customer experience is evident in all she does. Before this role she had previously worked at Scrubs & Beyond, LLC until 2019.

Education

Bachelor of Business Administration – Maryville University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Voting Common Stock
Amount outstanding	87,701
Voting Rights	equal
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Member Debt
Name of creditor	Scott Porter
Amount outstanding	$27,500
Interest rate and payment schedule	0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $27,500.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	19,167	$705,000.00	Operations	June 30, 2025	Regulation CF

Ownership

A majority of the Company is owned by a few [people/entities]. Those [people/entities] are Scott Porter with 76.3%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Scott Porter	76.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on June 30th, 2024. Following the Offering, we should have enough liquidity to execute our business plan until May 2026. We intend to be profitable by April. 2026. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product when necessary. We are still updated our IT infrastructure and our data integrity. We have hired 3 new seasoned industry veterans to help us in improving our processes.

The Company intends to improve profitability in the next 12 months by *Hiring a seasoned salesperson in our field *Hiring a PR firm to get our name out to the industry *Updating our DC capabilities for faster turnaround *Working with vendors for increased terms *Improving our CS capabilities

Liquidity and Capital Resources

On June 30, 2025 the Company conducted an offering pursuant to Regulation CF and raised $705,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Karla Bakersmith
(Signature)

Karla Bakersmith
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Just Cause Apparel

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Wells Fargo 2952	8,072.92
1005 Southern First	5,318.44
1010 Paypal Account	380.01
1020 Stripe Account	235.43
Apparel	0.00
Patches	0.00
Screenprinting	0.00
SF CD - 0300	100,000.00
SF CD - 0301	150,000.00
SF Money Market	93,413.74
Total Bank Accounts	**$357,420.54**
Accounts Receivable	
1040 Accounts Receivable	50,567.90
Total Accounts Receivable	**$50,567.90**
Other Current Assets	
1090 Undeposited Funds	112.99
1100 Inventory Asset	0.00
1120 Vendor Prepayment	0.00
Employee Advance	0.00
Other Receivable	5,192.90
Prepaid Expenses	2,220.01
Total Other Current Assets	**$7,525.90**
Total Current Assets	**$415,514.34**
Fixed Assets	
1600 Organizational Cost	0.00
1610 Organizational Cost - Other	3,253.45
1700 Accum Ammortization - Org Cost	-1,229.00
Total 1600 Organizational Cost	**2,024.45**
1750 Website Design	8,650.00
1755 Accum Amortization - Website Design	-8,650.00
Total Fixed Assets	**$2,024.45**
TOTAL ASSETS	**$417,538.79**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2010 Accounts Payable	45,223.81
Total Accounts Payable	**$45,223.81**
Credit Cards	
2040 Wells Fargo LOC	1,252.16
Southern First LOC 2	25,062.22
Spark Credit Card	0.00
Total Credit Cards	**$26,314.38**
Other Current Liabilities	
2015 Bank Overdraft	0.00
2016 Cash Overdraft Southern First Bank	0.00
Total 2015 Bank Overdraft	**0.00**
2020 Customer Prepayments	0.00
2030 Unredeemed Gift Cards	2,869.37
2050 Unearned Revenue - Customer Prepayments	0.00
2110 Federal Income Tax Payable	0.00
2115 State Income Tax Payable	0.00
2200 Sales Tax Payable	513.59
Accrued Expenses	14,640.00
Accrued Payroll	0.00
Out Of Scope Agency Payable	0.00
Sales Tax Liability	0.00
SC Dept. of Revenue Payable	0.00
Total Other Current Liabilities	**$18,022.96**
Total Current Liabilities	**$89,561.15**
Long-Term Liabilities	
2400 Due to/from Officer - S. Porter	0.00
2410 Due To/From Officer -M. Johnson	15,780.28
2420 Due to/from Sarcoma Warriors	0.00
Convertible Notes	705,000.00
Interest Payable	42,562.84
Total Convertible Notes	**747,562.84**
Total Long-Term Liabilities	**$763,343.12**
Total Liabilities	**$852,904.27**
Equity	
2901 Bitner Equity	10,000.00
2902 Curran Equity	10,000.00
2903 Dye Equity	10,000.00

	TOTAL
2904 Fowler Equity	10,000.00
2905 Gurich Equity	10,000.00
2906 Jeray Equity	10,000.00
2907 Johnson Equity	8,000.00
2908 Langan Equity	15,000.00
2909 Lundy Equity	10,000.00
2910 McKeown Equity	15,000.00
2911 Morgan Equity	10,000.00
2912 Porter Equity	21,743.24
2913 Webber Equity	15,000.00
2914 Wright Equity	15,000.00
2990 Retained Earnings	-183,780.43
Opening Balance Equity	0.00
Net Income	-421,328.29
Total Equity	**$ -435,365.48**
TOTAL LIABILITIES AND EQUITY	**$417,538.79**

Just Cause Apparel

Profit and Loss

January - December 2024

	TOTAL
Income	
3000 Sales	732,323.25
3000.01 Website	73,732.47
3001 Credit Card Processing Fee	-513.21
Total 3000 Sales	**805,542.51**
3050 Shipping Income	22,534.91
Service/Fee Income	200.00
Total Income	**$828,277.42**
Cost of Goods Sold	
4000 Cost of Goods Sold	3,556.44
4005 Merchant Account Fees	2,730.55
4010 Embroidery	57,711.42
4015 Apparel	311,332.78
4025 T-shirts	-30.00
4030 Apparel Shipping	137,181.74
4035 Screenprinting	1,037.84
4095 Sales Tax Paid	2.39
Fullfillment	8,432.64
QuickBooks Payments Fees	1,289.95
Scrubs	8,347.72
Embroidery	1,156.24
Scrubs Shipping	2,782.05
Total Scrubs	**12,286.01**
Total 4000 Cost of Goods Sold	**535,531.76**
Total Cost of Goods Sold	**$535,531.76**
GROSS PROFIT	**$292,745.66**
Expenses	
Business and Development	
6010 Advertising and Promotion	24,549.79
6510 Travel Expense	7,972.96
6520 Meals	6,782.56
Total Business and Development	**39,305.31**
Corporate & Gen Admin	
6610 Bank Service Charges	1,358.00
6620 Computer and Internet Expenses	
6622 Website Design & Maintenance	42,430.00
IT Costs	14,034.68
Total 6620 Computer and Internet Expenses	**56,464.68**
6660 Insurance Expense	4,218.99
6670 Licenses & Fees	655.50
6720 Office Supplies	3,807.68

Just Cause Apparel

Profit and Loss

January - December 2024

	TOTAL
6730 Taxes	8,125.00
6805 State Income Tax Expense	-373.82
Digitizing - Embroidery	0.00
Dues and Subscriptions	22,856.95
Gifts	255.40
Postage	215.89
Total Corporate & Gen Admin	**97,584.27**
Personnel Expenses	
5000 Payroll Expenses	0.00
5010 Salaries and Wages	330,585.58
5015 Payroll Taxes	26,352.34
5020 Payroll Service Fees	1,110.00
Total 5000 Payroll Expenses	**358,047.92**
5500 Contract Labor	17,251.94
Worker's Comp Insurance	1,447.57
Total Personnel Expenses	**376,747.43**
Professional Fees	
6712 Accounting	47,576.57
6714 Consulting	55,515.26
6716 Legal Fees	23,567.80
Total Professional Fees	**126,659.63**
Uncategorized Expense	0.00
Total Expenses	**$640,296.64**
NET OPERATING INCOME	**$ -347,550.98**
Other Income	
8010 Sales Tax Discounts	164.00
Interest Income	1,604.10
Total Other Income	**$1,768.10**
Other Expenses	
6630 Donations	28,050.00
6780 Interest Expense	47,495.41
Total Other Expenses	**$75,545.41**
NET OTHER INCOME	**$ -73,777.31**
NET INCOME	**$ -421,328.29**

Just Cause Apparel

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-421,328.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1040 Accounts Receivable	29,394.13
Employee Advance	0.00
Other Receivable	-5,192.90
Prepaid Expenses	-2,220.01
2010 Accounts Payable	22,564.19
2040 Wells Fargo LOC	445.29
Southern First LOC 2	25,062.22
Spark Credit Card	0.00
2050 Unearned Revenue - Customer Prepayments	-25,865.00
2200 Sales Tax Payable	513.59
Accrued Expenses	-19,860.00
Accrued Payroll	-7,188.20
Out Of Scope Agency Payable	0.00
Sales Tax Liability	0.00
SC Dept. of Revenue Payable	-485.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,167.99**
Net cash provided by operating activities	**$ -404,160.30**
FINANCING ACTIVITIES	
2400 Due to/from Officer - S. Porter	-30,000.00
2410 Due To/From Officer -M. Johnson	-10,141.39
Convertible Notes	705,000.00
Convertible Notes:Interest Payable	42,562.84
2912 Porter Equity	-27,500.00
Net cash provided by financing activities	**$679,921.45**
NET CASH INCREASE FOR PERIOD	**$275,761.15**
Cash at beginning of period	81,772.38
CASH AT END OF PERIOD	**$357,533.53**

Just Cause Apparel

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Wells Fargo 2952	47,982.51
1005 Southern First	30,248.63
1010 Paypal Account	356.37
1020 Stripe Account	835.70
Apparel	0.00
Patches	0.00
Screenprinting	0.00
Total Bank Accounts	**$79,423.21**
Accounts Receivable	
1040 Accounts Receivable	79,962.03
Total Accounts Receivable	**$79,962.03**
Other Current Assets	
1090 Undeposited Funds	2,349.17
1100 Inventory Asset	0.00
1120 Vendor Prepayment	0.00
Prepaid Expenses	0.00
Total Other Current Assets	**$2,349.17**
Total Current Assets	**$161,734.41**
Fixed Assets	
1600 Organizational Cost	0.00
1610 Organizational Cost - Other	3,253.45
1700 Accum Ammortization - Org Cost	-1,229.00
Total 1600 Organizational Cost	**2,024.45**
1750 Website Design	8,650.00
1755 Accum Amortization - Website Design	-8,650.00
Total Fixed Assets	**$2,024.45**
TOTAL ASSETS	**$163,758.86**

Just Cause Apparel

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2010 Accounts Payable	22,659.62
Total Accounts Payable	**$22,659.62**
Credit Cards	
2040 Wells Fargo LOC	806.87
Southern First LOC 2	0.00
Total Credit Cards	**$806.87**
Other Current Liabilities	
2015 Bank Overdraft	0.00
2016 Cash Overdraft Southern First Bank	0.00
Total 2015 Bank Overdraft	**0.00**
2020 Customer Prepayments	0.00
2030 Unredeemed Gift Cards	2,869.37
2050 Unearned Revenue - Customer Prepayments	25,865.00
2110 Federal Income Tax Payable	0.00
2115 State Income Tax Payable	0.00
2200 Sales Tax Payable	0.00
Accrued Expenses	34,500.00
Accrued Payroll	7,188.20
Out Of Scope Agency Payable	0.00
SC Dept. of Revenue Payable	485.32
Total Other Current Liabilities	**$70,907.89**
Total Current Liabilities	**$94,374.38**
Long-Term Liabilities	
2400 Due to/from Officer - S. Porter	30,000.00
2410 Due To/From Officer -M. Johnson	25,921.67
2420 Due to/from Sarcoma Warriors	0.00
Total Long-Term Liabilities	**$55,921.67**
Total Liabilities	**$150,296.05**
Equity	
2901 Bitner Equity	10,000.00
2902 Curran Equity	10,000.00
2903 Dye Equity	10,000.00
2904 Fowler Equity	10,000.00
2905 Gurich Equity	10,000.00
2906 Jeray Equity	10,000.00
2907 Johnson Equity	8,000.00
2908 Langan Equity	15,000.00
2909 Lundy Equity	10,000.00

	TOTAL
2910 McKeown Equity	15,000.00
2911 Morgan Equity	10,000.00
2912 Porter Equity	49,243.24
2913 Webber Equity	15,000.00
2914 Wright Equity	15,000.00
2990 Retained Earnings	-202,369.82
Opening Balance Equity	0.00
Net Income	18,589.39
Total Equity	**$13,462.81**
TOTAL LIABILITIES AND EQUITY	**$163,758.86**

Just Cause Apparel

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	18,589.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1040 Accounts Receivable	-38,346.45
1100 Inventory Asset	0.09
Prepaid Expenses	0.00
2010 Accounts Payable	-1,552.52
2040 Wells Fargo LOC	806.87
Southern First LOC 2	0.00
2030 Unredeemed Gift Cards	-5,300.73
2050 Unearned Revenue - Customer Prepayments	25,865.00
2110 Federal Income Tax Payable	-2,549.00
2115 State Income Tax Payable	-841.00
2200 Sales Tax Payable	-49.50
Accrued Expenses	34,500.00
Accrued Payroll	7,188.20
Out Of Scope Agency Payable	0.00
SC Dept. of Revenue Payable	485.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**20,206.28**
Net cash provided by operating activities	**$38,795.67**
INVESTING ACTIVITIES	
1700 Organizational Cost:Accum Ammortization - Org Cost	216.80
Net cash provided by investing activities	**$216.80**
FINANCING ACTIVITIES	
2400 Due to/from Officer - S. Porter	2,500.00
2912 Porter Equity	27,500.00
2990 Retained Earnings	-0.45
Net cash provided by financing activities	**$29,999.55**
NET CASH INCREASE FOR PERIOD	**$69,012.02**
Cash at beginning of period	12,760.36
CASH AT END OF PERIOD	**$81,772.38**

Just Cause Apparel

Profit and Loss

January - December 2023

	TOTAL
Income	
3000 Sales	879,770.38
3000.01 Website	53,886.26
Total 3000 Sales	**933,656.64**
3050 Shipping Income	20,522.57
Total Income	**$954,179.21**
Cost of Goods Sold	
4000 Cost of Goods Sold	8,243.77
4005 Merchant Account Fees	1,452.12
4010 Embroidery	71,282.11
4015 Apparel	469,575.80
4020 Socks	51.31
4030 Apparel Shipping	108,160.96
4035 Screenprinting	1,094.56
4090 Discount	2,218.11
Credit Card Processing Fee	706.36
QuickBooks Payments Fees	1,203.38
Scrubs	5,350.40
Embroidery	674.95
Scrubs Shipping	2,277.35
Total Scrubs	**8,302.70**
Total 4000 Cost of Goods Sold	**672,291.18**
4100 Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$672,291.18**
GROSS PROFIT	**$281,888.03**
Expenses	
Business and Development	
6010 Advertising and Promotion	18,211.19
6510 Travel Expense	454.80
6520 Meals	1,472.21
Total Business and Development	**20,138.20**
Corporate & Gen Admin	
6200 Rent Expense	3,350.00
6610 Bank Service Charges	555.05
6620 Computer and Internet Expenses	477.71
6622 Website Design & Maintenance	25,708.80
6624 Website Hosting	1,859.90
Software	1,638.28
Total 6620 Computer and Internet Expenses	**29,684.69**
6660 Insurance Expense	945.00
6670 Licenses & Fees	970.00

Just Cause Apparel

Profit and Loss
January - December 2023

	TOTAL
6720 Office Supplies	404.17
6730 Taxes	510.00
6740 Telephone Expense	506.65
6800 Federal Income Tax Expense	107.00
6805 State Income Tax Expense	19.00
CPA Adjustment	-6,855.00
Dues and Subscriptions	2,743.70
Total Corporate & Gen Admin	**32,940.26**
Personnel Expenses	
5000 Payroll Expenses	
5010 Salaries and Wages	84,716.71
5015 Payroll Taxes	6,838.86
5020 Payroll Service Fees	1,294.25
Total 5000 Payroll Expenses	**92,849.82**
5500 Contract Labor	7,897.50
Total Personnel Expenses	**100,747.32**
Professional Fees	
6712 Accounting	22,035.80
6714 Consulting	5,875.22
6716 Legal Fees	566.50
Total Professional Fees	**28,477.52**
Total Expenses	**$182,303.30**
NET OPERATING INCOME	**$99,584.73**
Other Income	
3090 Misc Income	-4,891.44
8010 Sales Tax Discounts	55.01
Bad Debt Allowance	3,492.00
Total Other Income	**$ -1,344.43**
Other Expenses	
6630 Donations	71,600.00
6780 Interest Expense	1,165.75
8999 Ask My Accountant	-315.39
Amortization	216.80
Bad Debt	6,983.75
Reconciliation Discrepancies	0.00
Total Other Expenses	**$79,650.91**
NET OTHER INCOME	**$ -80,995.34**
NET INCOME	**$18,589.39**

Just Cause Apparel

Balance Sheet

As of December 31, 2023

	JAN - MAR, 2023	APR - JUN, 2023	JUL - SEP, 2023	OCT - DEC, 2023
ASSETS				
Current Assets				
Bank Accounts				
1000 Wells Fargo 2952	7,782.87	2,092.67	14,726.02	47,982.51
1005 Southern First	6,944.25	24,745.37	35,682.11	30,248.63
1010 Paypal Account	411.22	647.54	2,608.38	356.37
1020 Stripe Account	310.55	-87.99	251.44	835.70
Apparel	0.00	0.00	0.00	0.00
Patches	0.00	0.00	0.00	0.00
Screenprinting		0.00	0.00	0.00
Total Bank Accounts	**$15,448.89**	**$27,397.59**	**$53,267.95**	**$79,423.21**
Accounts Receivable				
1040 Accounts Receivable	118,522.82	157,486.16	103,323.96	79,962.03
Total Accounts Receivable	**$118,522.82**	**$157,486.16**	**$103,323.96**	**$79,962.03**
Other Current Assets				
1090 Undeposited Funds	0.00	682.23	288.97	2,349.17
1100 Inventory Asset	20.49	0.00	20.49	0.00
1120 Vendor Prepayment	0.00	0.00	0.00	0.00
Prepaid Expenses		3,315.15	0.00	0.00
Total Other Current Assets	**$20.49**	**$3,997.38**	**$309.46**	**$2,349.17**
Total Current Assets	**$133,992.20**	**$188,881.13**	**$156,901.37**	**$161,734.41**
Fixed Assets				
1600 Organizational Cost	0.00	0.00	0.00	0.00
1610 Organizational Cost - Other	3,253.45	3,253.45	3,253.45	3,253.45
1700 Accum Ammortization - Org Cost	-1,066.42	-1,084.50	-1,084.50	-1,229.00
Total 1600 Organizational Cost	**2,187.03**	**2,168.95**	**2,168.95**	**2,024.45**
1750 Website Design	8,650.00	8,650.00	8,650.00	8,650.00
1755 Accum Amortization - Website Design	-8,650.00	-8,650.00	-8,650.00	-8,650.00
Total Fixed Assets	**$2,187.03**	**$2,168.95**	**$2,168.95**	**$2,024.45**
TOTAL ASSETS	**$136,179.23**	**$191,050.08**	**$159,070.32**	**$163,758.86**

Just Cause Apparel

Balance Sheet
As of December 31, 2023

	JAN - MAR, 2023	APR - JUN, 2023	JUL - SEP, 2023	OCT - DEC, 2023
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
2010 Accounts Payable	59,702.37	38,498.76	25,815.93	22,659.62
Total Accounts Payable	**$59,702.37**	**$38,498.76**	**$25,815.93**	**$22,659.62**
Credit Cards				
2040 Wells Fargo LOC	71.02	8,000.00	5,369.30	806.87
Southern First LOC 2	11,811.34	7,180.92	0.00	0.00
Total Credit Cards	**$11,882.36**	**$15,180.92**	**$5,369.30**	**$806.87**
Other Current Liabilities				
2015 Bank Overdraft	0.00	0.00	0.00	0.00
2016 Cash Overdraft Southern First Bank	0.00	0.00	0.00	0.00
Total 2015 Bank Overdraft	**0.00**	**0.00**	**0.00**	**0.00**
2020 Customer Prepayments	0.00	0.00	0.00	0.00
2030 Unredeemed Gift Cards	8,999.54	9,049.54	9,049.54	2,869.37
2050 Unearned Revenue - Customer Prepayments	0.00	0.00	0.00	25,865.00
2110 Federal Income Tax Payable	2,549.00	2,549.00	-107.00	0.00
2115 State Income Tax Payable	841.00	-19.00	-19.00	0.00
2200 Sales Tax Payable	1,223.60	0.00	0.00	0.00
Accrued Expenses				34,500.00
Accrued Payroll	0.00	0.00	0.00	7,188.20
Out Of Scope Agency Payable			0.00	0.00
SC Dept. of Revenue Payable	0.00	469.23	23.35	485.32
Total Other Current Liabilities	**$13,613.14**	**$12,048.77**	**$8,946.89**	**$70,907.89**
Total Current Liabilities	**$85,197.87**	**$65,728.45**	**$40,132.12**	**$94,374.38**
Long-Term Liabilities				
2400 Due to/from Officer - S. Porter	57,500.00	57,500.00	57,500.00	30,000.00
2410 Due To/From Officer -M. Johnson	25,921.67	25,921.67	25,921.67	25,921.67
2420 Due to/from Sarcoma Warriors	0.00	0.00	0.00	0.00
Total Long-Term Liabilities	**$83,421.67**	**$83,421.67**	**$83,421.67**	**$55,921.67**
Total Liabilities	**$168,619.54**	**$149,150.12**	**$123,553.79**	**$150,296.05**
Equity				
2901 Bitner Equity	10,000.00	10,000.00	10,000.00	10,000.00
2902 Curran Equity	10,000.00	10,000.00	10,000.00	10,000.00
2903 Dye Equity	10,000.00	10,000.00	10,000.00	10,000.00
2904 Fowler Equity	10,000.00	10,000.00	10,000.00	10,000.00
2905 Gurich Equity	10,000.00	10,000.00	10,000.00	10,000.00
2906 Jeray Equity	10,000.00	10,000.00	10,000.00	10,000.00
2907 Johnson Equity	8,000.00	8,000.00	8,000.00	8,000.00
2908 Langan Equity	15,000.00	15,000.00	15,000.00	15,000.00
2909 Lundy Equity	10,000.00	10,000.00	10,000.00	10,000.00

Just Cause Apparel

Balance Sheet
As of December 31, 2023

	JAN - MAR, 2023	APR - JUN, 2023	JUL - SEP, 2023	OCT - DEC, 2023
2910 McKeown Equity	15,000.00	15,000.00	15,000.00	15,000.00
2911 Morgan Equity	10,000.00	10,000.00	10,000.00	10,000.00
2912 Porter Equity	21,743.24	21,743.24	21,743.24	49,243.24
2913 Webber Equity	15,000.00	15,000.00	15,000.00	15,000.00
2914 Wright Equity	15,000.00	15,000.00	15,000.00	15,000.00
2990 Retained Earnings	-207,974.82	-207,974.82	-207,974.82	-202,369.82
Opening Balance Equity	0.00	0.00	0.00	0.00
Net Income	5,791.27	80,131.54	73,748.11	18,589.39
Total Equity	**$ -32,440.31**	**$41,899.96**	**$35,516.53**	**$13,462.81**
TOTAL LIABILITIES AND EQUITY	**$136,179.23**	**$191,050.08**	**$159,070.32**	**$163,758.86**

Just Cause Apparel

Balance Sheet

As of December 31, 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024
ASSETS				
Current Assets				
Bank Accounts				
1000 Wells Fargo 2952	32,759.27	12,645.28	41,732.87	8,072.92
1005 Southern First	24,831.11	21,832.15	26,574.13	5,318.44
1010 Paypal Account	1,711.50	2,964.32	380.01	380.01
1020 Stripe Account	548.67	861.81	559.82	235.43
Apparel	0.00	0.00	0.00	0.00
Patches	0.00	0.00	0.00	0.00
Screenprinting	0.00	0.00	0.00	0.00
SF CD - 0300			100,000.00	100,000.00
SF CD - 0301			150,000.00	150,000.00
SF Money Market			150,663.96	93,413.74
Total Bank Accounts	**$59,850.55**	**$38,303.56**	**$469,910.79**	**$357,420.54**
Accounts Receivable				
1040 Accounts Receivable	76,422.04	84,434.22	80,988.62	50,567.90
Total Accounts Receivable	**$76,422.04**	**$84,434.22**	**$80,988.62**	**$50,567.90**
Other Current Assets				
1090 Undeposited Funds	105.59	112.99	112.99	112.99
1100 Inventory Asset	0.00	0.00	0.00	0.00
1120 Vendor Prepayment	0.00	0.00	0.00	0.00
Employee Advance	1,000.00	0.00	0.00	0.00
Other Receivable				5,192.90
Prepaid Expenses	1,047.00	698.00	3,679.00	2,220.01
Total Other Current Assets	**$2,152.59**	**$810.99**	**$3,791.99**	**$7,525.90**
Total Current Assets	**$138,425.18**	**$123,548.77**	**$554,691.40**	**$415,514.34**
Fixed Assets				
1600 Organizational Cost	0.00	0.00	0.00	0.00
1610 Organizational Cost - Other	3,253.45	3,253.45	3,253.45	3,253.45
1700 Accum Ammortization - Org Cost	-1,229.00	-1,229.00	-1,229.00	-1,229.00
Total 1600 Organizational Cost	**2,024.45**	**2,024.45**	**2,024.45**	**2,024.45**
1750 Website Design	8,650.00	8,650.00	8,650.00	8,650.00
1755 Accum Amortization - Website Design	-8,650.00	-8,650.00	-8,650.00	-8,650.00
Total Fixed Assets	**$2,024.45**	**$2,024.45**	**$2,024.45**	**$2,024.45**
TOTAL ASSETS	**$140,449.63**	**$125,573.22**	**$556,715.85**	**$417,538.79**

Just Cause Apparel

Balance Sheet

As of December 31, 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
2010 Accounts Payable	15,891.07	98,261.90	78,658.59	45,223.81
Total Accounts Payable	**$15,891.07**	**$98,261.90**	**$78,658.59**	**$45,223.81**
Credit Cards				
2040 Wells Fargo LOC	555.79	15,268.50	609.23	1,252.16
Southern First LOC 2	40,000.00	49,356.53	0.00	25,062.22
Spark Credit Card			-408.00	0.00
Total Credit Cards	**$40,555.79**	**$64,625.03**	**$201.23**	**$26,314.38**
Other Current Liabilities				
2015 Bank Overdraft	0.00	0.00	0.00	0.00
2016 Cash Overdraft Southern First Bank	0.00	0.00	0.00	0.00
Total 2015 Bank Overdraft	**0.00**	**0.00**	**0.00**	**0.00**
2020 Customer Prepayments	0.00	0.00	0.00	0.00
2030 Unredeemed Gift Cards	2,869.37	2,869.37	2,869.37	2,869.37
2050 Unearned Revenue - Customer Prepayments	0.00	0.00	0.00	0.00
2110 Federal Income Tax Payable	0.00	0.00	0.00	0.00
2115 State Income Tax Payable	0.00	0.00	0.00	0.00
2200 Sales Tax Payable	-476.63	-646.49	723.94	513.59
Accrued Expenses	0.00	0.00	0.00	14,640.00
Accrued Payroll	17.00	43.00	35,665.59	0.00
Out Of Scope Agency Payable	0.00	0.00	0.00	0.00
Sales Tax Liability		571.73	0.00	0.00
SC Dept. of Revenue Payable	20.22	0.60	0.00	0.00
Total Other Current Liabilities	**$2,429.96**	**$2,838.21**	**$39,258.90**	**$18,022.96**
Total Current Liabilities	**$58,876.82**	**$165,725.14**	**$118,118.72**	**$89,561.15**
Long-Term Liabilities				
2400 Due to/from Officer - S. Porter	30,000.00	30,000.00	0.00	0.00
2410 Due To/From Officer -M. Johnson	25,921.67	25,921.67	22,405.30	15,780.28
2420 Due to/from Sarcoma Warriors	0.00	0.00	0.00	0.00
Convertible Notes			705,000.00	705,000.00
Interest Payable				42,562.84
Total Convertible Notes			**705,000.00**	**747,562.84**
Total Long-Term Liabilities	**$55,921.67**	**$55,921.67**	**$727,405.30**	**$763,343.12**
Total Liabilities	**$114,798.49**	**$221,646.81**	**$845,524.02**	**$852,904.27**
Equity				
2901 Bitner Equity	10,000.00	10,000.00	10,000.00	10,000.00
2902 Curran Equity	10,000.00	10,000.00	10,000.00	10,000.00
2903 Dye Equity	10,000.00	10,000.00	10,000.00	10,000.00

Just Cause Apparel

Balance Sheet
As of December 31, 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024
2904 Fowler Equity	10,000.00	10,000.00	10,000.00	10,000.00
2905 Gurich Equity	10,000.00	10,000.00	10,000.00	10,000.00
2906 Jeray Equity	10,000.00	10,000.00	10,000.00	10,000.00
2907 Johnson Equity	8,000.00	8,000.00	8,000.00	8,000.00
2908 Langan Equity	15,000.00	15,000.00	15,000.00	15,000.00
2909 Lundy Equity	10,000.00	10,000.00	10,000.00	10,000.00
2910 McKeown Equity	15,000.00	15,000.00	15,000.00	15,000.00
2911 Morgan Equity	10,000.00	10,000.00	10,000.00	10,000.00
2912 Porter Equity	49,243.24	49,243.24	21,743.24	21,743.24
2913 Webber Equity	15,000.00	15,000.00	15,000.00	15,000.00
2914 Wright Equity	15,000.00	15,000.00	15,000.00	15,000.00
2990 Retained Earnings	-183,780.43	-183,780.43	-183,780.43	-183,780.43
Opening Balance Equity	0.00	0.00	0.00	0.00
Net Income	12,188.33	-109,536.40	-274,770.98	-421,328.29
Total Equity	**$25,651.14**	**$ -96,073.59**	**$ -288,808.17**	**$ -435,365.48**
TOTAL LIABILITIES AND EQUITY	**$140,449.63**	**$125,573.22**	**$556,715.85**	**$417,538.79**